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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 2 2009
DIVISION OF MARKET REGULATION

SECURI... ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 27082

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Genworth Financial Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3001 Summer Street
(No. and Street)

Stamford	CT	06905-4317
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Bonnie Turner (804) 281-6171
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

1021 East Cary Street, Suite 2000	Richmond	VA	23219
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Enrique M. Vasquez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Genworth Financial Securities Corporation, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Subscribed and sworn to before me this 20th day of February, 2009.

Notary Public

OFFICIAL SEAL
DIANA L DEBS
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:10/16/10

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG LLP
Suite 2000
1021 East Cary Street
Richmond, VA 23219-4023

Independent Auditors' Report

The Board of Directors
Genworth Financial Securities Corporation:

We have audited the accompanying statement of financial condition of Genworth Financial Securities Corporation (the Company) as of December 31, 2008 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Genworth Financial Securities Corporation as of December 31, 2008 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the statement of financial condition. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the statement of financial condition, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the statement of financial condition and, in our opinion, is fairly stated in all material respects in relation to the statement of financial condition.

KPMG LLP

February 26, 2009

GENWORTH FINANCIAL SECURITIES CORPORATION

Statement of Financial Condition

December 31, 2008

(Dollar amounts in thousands, except share amounts)

Assets		
Cash and cash equivalents	$	13,977
Securities owned at market value		3,624
Goodwill		10,691
Deferred tax assets		870
Commission receivables		3,386
Receivable from affiliates		12
Other receivables		344
Total assets	$	32,904
Liabilities and Shareholder's Interest		
Liabilities:		
Commissions payable	$	2,264
Payable to affiliates		743
Current income tax payable to affiliate		1,274
Deferred compensation payable		3,370
Other liabilities		755
Total liabilities		8,406
Commitments and contingencies		
Shareholder's interest:		
Common stock (no par value, 1,000 shares authorized, 100 shares issued and outstanding)		8
Additional paid-in capital		9,841
Retained earnings		14,649
Total shareholder's interest		24,498
Total liabilities and shareholder's interest	$	32,904

See accompanying notes to Statement of Financial Condition.

GENWORTH FINANCIAL SECURITIES CORPORATION

Notes to Statement of Financial Condition

December 31, 2008

(Dollar amounts in thousands)

(1) Organization and Summary of Significant Accounting Policies

(a) Organization

Genworth Financial Securities Corporation (the "Company"), an Illinois corporation, was incorporated on March 31, 1981, and is registered as a broker/dealer under the Securities Exchange Act of 1934. On May 17, 2005, the Company changed its name from Terra Securities Corporation. The Company is one of two wholly owned subsidiaries of Genworth Financial Investment Services, Inc. ("GFIS"). GFIS is a direct wholly owned subsidiary of Genworth North America Corporation ("GNA"), which is a direct wholly owned subsidiary of Genworth Financial, Inc. ("Genworth").

Genworth Financial Advisers Corporation ("GFAC") is the other wholly owned subsidiary of GFIS. GFAC's Portfolio Advisory Services program offers five portfolio investment options for the Company's nonqualified deferred compensation plan.

The Company is an introducing broker/dealer. According to the Securities and Exchange Commission's rules and regulations, an introducing broker/dealer is a firm that receives customer securities for immediate delivery to a clearing firm. The clearing firm holds customer accounts and clears securities brokerage transactions on a fully disclosed basis.

During 2005 the Company purchased the assets and liabilities of C.J.M. Planning Corp. and C.J.M. Insurance Brokerage, LLC (collectively referred to as "CJM"). As part of the purchase agreement the Company had scheduled payout obligations relating to Variable and Fixed earn-out payments. In 2008, the last of the payout obligations were paid in full in the amount of $4,500.

(b) Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents.

(c) Securities owned

The Company holds mutual fund investments as trading securities, which are valued at fair value.

(d) Liabilities Subordinated to Claims of General Creditors

The Company did not carry liabilities subordinated to claims of general creditors during the year ending December 31, 2008.

(e) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and related disclosures. Actual results may differ from those estimates.

(Dollar amounts in thousands)

(f) *Income Taxes*

The Company currently is included in the consolidated federal income tax return of Genworth and subject to a tax-sharing arrangement that allocates tax on a separate company basis, but provides benefit for current utilization of losses and credits.

The Company is included in 17 combined/unitary state income tax returns of Genworth and files separate state income tax returns in 24 states. The Company calculates its state income tax at a rate based on its separate state return filings and its portion of the combined/unitary state return. For 2008, the Company had a blended current state income tax rate of 2.16%.

Deferred tax assets and/or liabilities are determined by multiplying the difference between the financial reporting and tax reporting bases for assets and liabilities by the enacted tax rates expected to be in effect when such differences are recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances on deferred tax assets are estimated based on the Company's assessment of the probability of realizing such amounts.

On January 1, 2007, we adopted FASB Interpretation ("FIN") No. 48, Accounting for Uncertainty in Income Taxes. This guidance clarifies the criteria that must be satisfied to recognize the financial statement benefit of a position taken in our tax returns. The criteria for recognition in the consolidated financial statements set forth in FIN No. 48 require an affirmative determination that it is more likely than not, based on a tax position's technical merits, that we are entitled to the benefit of that position.

(g) *Deferred Compensation Payable*

Deferred compensation payable represents commissions deferred by registered representatives under a nonqualified deferred compensation plan, plus a return earned by the money market account and/or return earned by one of the five portfolios offered by GFAC's Portfolio Advisory Services program. Each of the five portfolios has different investment objectives as follows: Aggressive Growth, Growth, Growth and Income, Income and Growth, and Income. There were no Company contributions to the deferred compensation plan in 2008.

(h) *Goodwill*

Goodwill is not amortized but is tested for impairment at least annually using a fair value approach, which requires the use of estimates and judgment. The Company recognizes an impairment charge for any amount by which the carrying amount of goodwill exceeds its fair value. The Company uses discounted cash flows to establish fair values. When available and as appropriate, the Company uses comparative market multiples to corroborate discounted cash flow results. When a business within a reporting unit is disposed of, goodwill is allocated to the business using the relative fair value methodology to measure the gain or loss on disposal.

(i) *Application of Accounting Pronouncements*

As of January 1, 2008, we adopted Statement of Financial Accounting Standards ("SFAS") No. 157, Fair Value Measurements. This statement defines fair value, establishes a framework for measuring

(Dollar amounts in thousands)

fair value and expands disclosures about fair value measurements. The adoption of SFAS No. 157 did not have a material impact on our financial statements. We have Securities owned that are recorded at fair value on a recurring basis with all changes in fair value included in earnings. Securities owned represent mutual fund investments and are classified as Level 1 measurements in accordance with SFAS No. 157.

As of December 31, 2008, there are no accounting pronouncements issued but not yet adopted, that will have a material impact on our statement of financial condition.

(2) Securities owned

Marketable securities owned consist of mutual fund trading securities at fair value, as follows:

Bonds	$	1,260
Equity		2,364
Total Securities owned	$	3,624

(3) Income Taxes

The net deferred tax asset at December 31, 2008 is $870 related to a deferred tax asset on deferred compensation of $1,180, a capital loss carryforward of $250, investments of $85 and a state deferred tax asset of $42, offset by deferred tax liabilities on goodwill of $596 and other items of $91. Based on an analysis of the Company's tax position, no valuation allowance for the deferred tax assets was deemed necessary as of December 31, 2008.

As of January 1, 2008 and December 31, 2008 the Company had no unrecognized tax benefits. Accordingly there would be no effective tax rate impact from recognition of previously unrecognized tax benefits.

The Company files U.S. income tax returns (included in the Genworth consolidated returns) and various state and local income tax returns. The Company is no longer subject to U.S. federal income tax examinations for periods prior to 2000, and potential state and local tax examinations for such years are generally restricted to results based on closed U.S. federal examinations. The Internal Revenue Service is currently reviewing the U.S. income tax returns for the 2005 and 2006 tax years. The Company was included in the consolidated income tax returns of its former parent, GE, in 2003 and 2004 before the IPO. These returns are still subject to IRS examination. Certain affiliated company issues from the 2000-2002 audit cycle are pending review by the Joint Committee of Taxation and, therefore, the tax returns remain open for those years.

(4) Financial Instruments

The financial instruments of the Company are reported in the Statement of Financial Condition at fair value, or at carrying amounts that approximate fair values because of the short maturity of the instruments.

(Dollar amounts in thousands)

(5) Commitments and Contingencies

During the normal course of operating our business, the Company may be subject to litigation. It is the policy of the Company to evaluate each individual situation and vigorously defend any cases it deems without merit. The Company believes that the outcome of such litigation will not have a material effect on its financial position.

(6) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined therein, shall not exceed 15 to 1 (and the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2008, the Company had net capital of $11,210 which was $10,650 in excess of its required minimum net capital of $560. As of December 31, 2008, the Company's ratio of aggregate indebtedness to net capital was 0.75 to 1.

GENWORTH FINANCIAL SECURITIES CORPORATION

Computation of Net Capital Under
Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2008

(Dollar amounts in thousands)

Net capital:		
Total shareholder's interest	$	24,498
Deduction of nonallowable assets:		
Goodwill and other intangible assets		(10,691)
Commission and other receivables		(905)
Receivable from affiliate		(12)
Deferred tax asset		(870)
Haircut on securities		(810)
Net capital	$	11,210
Total aggregate indebtedness	$	8,406
Computation of basic net capital requirement:		
Greater of:		
6-2/3% of total aggregate indebtedness or		560
Minimum net capital requirements of the Company		50
Net capital requirement		560
Excess net capital – net capital less net capital requirement	$	10,650
Excess net capital at 1,000% – net capital less 10% of total aggregate indebtedness	$	10,369
Ratio aggregate indebtedness to net capital		0.75 to 1

Reconciliation with the Company's computation (included in Part II of Form X-17A-5) as of December 31, 2008

		Total nonallowable assets	Total aggregate indebtedness	Net Capital
As reported in the Company's Part II (unaudited) Focus Report filed January 27, 2009	$	11,918	7,846	11,770
Tax adjustments		560	560	(560)
	$	12,478	8,406	11,210

See accompanying independent auditors' report.

KPMG

GENWORTH FINANCIAL SECURITIES CORPORATION

Statement of Financial Condition and Supplementary Information
Required by SEC Rule 17a-5

December 31, 2008

(With Independent Auditors' Report Thereon)